Exhibit 99.5

THIRD AMENDMENT TO EQUITY PURCHASE AGREEMENT

This THIRD AMENDMENT TO EQUITY PURCHASE AGREEMENT (this "Amendment"), dated as of January 8, 2015 (the "Amendment Date"), is entered into by and between Pazoo, Inc., a Nevada corporation with its principal executive office 760 Route 10, Suite 203, Whippany, NJ 07981 (the "Company"), and Premier Venture Partners, LLC, a California limited liability company (the "Investor"), with its principal executive officers at 4221 Wilshire Blvd., Suite 355, Los Angeles, CA 90010.

RECITALS

A.           The parties have previously entered into that $5,000,000 Equity Purchase Agreement (the "Agreement") dated April 4, 2014;

B.           The Parties previously executed that First Amendment to Equity Purchase Agreement dated April 11, 2014 (the "First Amendment) which modified certain amounts relates to the Commitment Shares (as that term is defined in the Agreement).

C.           The Parties previously executed that Second Amendment to Equity Purchase Agreement dated June 11, 2014 (the "Second Amendment) which corrected a discrepancy between some of the terms in the Agreement.

D.           The Parties would like to further modify one of the terms of the Agreement to correct an error in the Agreement relating to one of the conditions to termination of the Agreement.

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

1.          The Definition of "Pricing Period" as defined in Section 1.1 of the Agreement is amended and completely restated as follows:

"Pricing Period" shall mean, with respect to a particular Put Notice, the Nine  (9)   Trading Days immediately after the applicable Put Notice Date unless extended pursuant to  Section 2.7."

2.          Section 2.2 of the Agreement is amended and restated as follows

"Delivery of Put Notices. Subject to the terms and conditions of the Transaction Documents, and from time to time during the Open Period, the Company may, in its sole discretion, deliver a Put Notice to the Investor which states the number of Shares that the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit B and incorporated  herein by   reference.  The maximum number of Shares that the Company shall be entitled to Put to the Investor per any applicable Put Notice (the "Put Amount") shall not exceed the lesser of (i) 400% of the average daily trading volume of Company's common stock on the five Trading

Days prior to the date the Put Notice is received by Investor and (ii) 120% of the highest Put Amount on any Put Notice delivered under this Agreement (however the amount for the preceding Section 2.2(ii) shall never be less than 3,500,000 shares). Notwithstanding the preceding sentence, the Put Amount cannot exceed 4.99% of the outstanding shares of the Company. During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed."

3.          Section 2.5 of the Agreement is amended and restated as follows:

"Mechanics of Purchase of Shares by Investor. Immediately upon the issuance of a Put Notice as set forth in Section 2.2, the Company shall use all commercially reasonable efforts to cause its transfer agent to electronically transmit the Securities related to such Put Notice by crediting the account of the Investor's prime broker (as specified by the Investor within a time reasonably in advance of the Investor's notice) with DTC through its Deposit Withdrawal Agent Commission ("DWAC") system. Subject to the satisfaction of the conditions set forth in Sections 2.5, 7 and 8 of this Agreement, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date that is the later of (a) the tenth (10) Trading Day following the applicable Put Notice Date or (b) three Trading Days after the receipt of the Securities related to such Put Notice (each a "Closing Date"). Upon each such Closing Date, the Investor shall deliver to the Company the Purchase Price to be paid for such shares, determined as set forth in   Section 2.5. Notwithstanding the preceding sentence, to the extent that the Purchase Price for any particular Put would exceed $100,000, then the amount over $100,000 may be paid by the Investor within 10 Trading Days after such Closing Date."

4.          Section 2.7 of the Agreement is amended and restated as follows:

"Failure to Deliver Shares. If prior to the end of any Pricing Period, the Company has failed to deliver any Securities pursuant to this Agreement (and such failure is not caused by the Investor), then the Pricing Period for such Put Notice shall be extended until the date which is the Trading Day immediately following the date which the Securities are actually received by the Investor."

5.          The changes in this amendment shall not be effective for any sales of Securities sold pursuant to the registration statement (File No. 333-195956) originally filed on May 14, 2014 and declared effective by the SEC on July 3, 2014 unless the Company makes a post effective amendment to such registration statement reflecting the changes herein.

6.          Other than as specified above, all other terms of the Agreement, the First Amendment, and the Second Amendment remain unchanged and the parties agree that the Agreement, as amended by the First Amendment, the Second Amendment, and this Amendment, continues in full force and effect and all of the parties' obligations thereunder are in all respects ratified and confirmed hereby.

(Signature page immediately follows)

IN WITNESS WHEREOF, the parties have caused this Third Amendment to Equity Purchase Agreement to be duly executed by their respective authorized representatives as of the Amendment Date.

"COMPANY":	"INVESTOR":

Pazoo, Inc., a Nevada Corporation	Premier Venture Partners, LLC, a California limited liability company

By:	By:

Name:	Name:

Title:	Title:

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